EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(Expressed in Canadian Dollars)
(Unaudited)

1600 – 570 Granville Street
Vancouver, BC V6C 3P1

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited – Expressed in Canadian Dollars)

	Note	March 31, 2014	December 31, 2013

ASSETS

Current assets
Cash and cash equivalents		$24,706,016	$11,575,090
Receivables and other		8,523,101	8,029,053
		33,229,117	19,604,143
Non-current assets
Restricted cash	3	1,231,000	1,208,000
Property, plant and equipment		8,254,215	8,658,520
Mineral interests	3	704,021,239	696,790,071
		713,506,454	706,656,591

Total Assets		746,735,571	726,260,734

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$3,452,425	$8,385,603
Flow-through premium		1,642,948	-
		5,095,373	8,385,603
Non-current liabilities
Decommissioning and restoration provision		1,908,692	1,900,013
Deferred income tax		17,319,256	17,936,121
Total liabilities		24,323,321	28,221,737

EQUITY

Share capital	4	732,507,015	707,547,196
Share based payment reserve	4	55,610,678	53,820,248
Deficit		(65,705,443)	(63,328,447)
Total equity		722,412,250	698,038,997

Total Equity and Liabilities		$746,735,571	$726,260,734

Contingencies	6

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 14, 2014.

On behalf of the Board:
“Ross A. Mitchell”	“C. Noel Dunn”
Ross A. Mitchell (Chairman of Audit Committee)	C. Noel Dunn (Director)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended March 31,
	Note	2014	2013

EXPENSES

Amortization		$14,610	$18,896
Consulting		15,723	12,250
General and administrative		257,300	210,937
Insurance		91,484	74,626
Investor relations		256,552	221,402
Listing and filing fees		202,202	265,176
Professional fees		490,811	75,354
Salaries		388,924	360,521
Share-based compensation	4	855,734	1,704,692
Travel and accommodation		29,938	50,003

Loss before other items		2,603,278	2,993,857

OTHER ITEMS

Accretion of decommissioning and restoration provision		8,679	5,922
Interest income		(37,174)	(85,790)

Loss before taxes		2,574,783	2,913,989

Deferred income tax expense (recovery)		(197,787)	1,817,091

Net loss and comprehensive loss for the period		$2,376,996	$4,731,080
Basic and diluted loss per common share		$0.02	$0.05
Weighted average number of common shares outstanding		105,865,369	95,633,594

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in Canadian Dollars)

		Three months ended March 31,
	Note	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period		$(2,376,996)	$(4,731,080)
Items not affecting cash:
Accretion of decommissioning and restoration provision		8,679	5,922
Amortization		14,610	18,896
Deferred income tax expense (recovery)		(197,787)	1,817,091
Share-based compensation	4	855,734	1,704,692
Change in non-cash working capital items:
Receivables and other		(262,026)	32,854
Accounts payable and accrued liabilities		637,055	(680,497)

Net cash used in operating activities		(1,320,731)	(1,832,122)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued, net	4	26,183,689	19,523,481

Net cash generated by financing activities		26,183,689	19,523,481

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral interests	3	(14,859,582)	(24,386,766)
Mineral recoveries		3,194,240	-
Purchase of property, plant and equipment		(43,690)	(1,485,994)
Restricted cash	3	(23,000)	(46,000)

Net cash used in investing activities		(11,732,032)	(25,918,760)

Change in cash and cash equivalents for the period		13,130,926	(8,227,401)

Cash and cash equivalents, beginning of period		11,575,090	28,991,606

Cash and cash equivalents, end of period		$24,706,016	$20,764,205

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
 (Unaudited – Expressed in Canadian Dollars)

	Note	Number of shares	Amount	Share-based payments reserve	Deficit	Total
Balance – December 31, 2012		94,827,636	$623,469,609	$44,529,084	$(46,744,761)	$621,253,932
Shares issued under flow-through agreement		1,648,550	19,337,492	-	-	19,337,492
Share issue costs		-	(1,477,429)	-	-	(1,477,429)
Deferred income tax on share issuance costs		-	369,357	-	-	369,357
Value assigned to options vested		-	-	3,082,255	-	3,082,255
Loss for the period		-	-	-	(4,731,080)	(4,731,080)
Balance – March 31, 2013		96,476,186	641,699,029	47,611,339	(51,475,841)	637,834,527
Balance – December 31, 2013		105,051,050	707,547,196	53,820,248	(63,328,447)	698,038,997
Shares issued under flow-through agreement	4	3,425,327	26,306,513	-	-	26,306,513
Share issue costs	4	-	(1,816,331)	-	-	(1,816,331)
Deferred income tax on share issuance costs		-	469,637	-	-	469,637
Value assigned to options vested	4	-	-	1,790,430	-	1,790,430
Loss for the period		-	-	-	(2,376,996)	(2,376,996)
Balance – March 31, 2014		108,476,377	732,507,015	55,610,678	(65,705,443)	722,412,250

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010.  The address of the Company’s registered office is 1600 – 570 Granville St., Vancouver, BC, V6C 3P1.

The Company owns the Brucejack and Snowfield Projects (the “Projects”) located in Northwest British Columbia, Canada.  The Company is in the process of advancing the Brucejack Project, which has been determined to contain economically recoverable mineral reserves as communicated through our National Instrument 43-101 compliant “Feasibility Study and Technical report for the Brucejack Project” and exploring the Snowfield Project.  The Company’s continuing operations and the underlying value and recoverability of the amount shown for the mineral interests are entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the Projects, the ability to obtain the necessary permits to mine, and on future profitable production or proceeds from the disposition of the Projects.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Accordingly, these Financial Statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied by the Company in these financial statements are the same as those applied by the Company in its most recent annual consolidated financial statements for the year ended December 31, 2013.

b)	Critical accounting estimates and judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and estimates and assumptions about the future. Estimates and other judgments are continuously evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

b)	Critical accounting estimates and judgments (cont’d)

•	Impairment

The Company considers both external and internal sources of information in assessing whether there are any indicators that mineral interests are impaired.  External sources of information include changes in the market, and the economic and legal environment in which the Company operates.  Internal sources of information include the manner in which mineral interests are being used or are expected to be used.  Management has assessed impairment indicators on the Company’s mineral interests and has concluded that no impairment indicators existed as of March 31, 2014.

c)	New accounting standards and recent pronouncements

There are no IFRS or IFRIC interpretations that are effective January 1, 2014 that are expected to have a material impact on the Company.

3.	MINERAL INTERESTS

The Company’s mineral interests consist of gold/copper/silver exploration and evaluation projects located in northwest British Columbia.

	Three months ended March 31, 2014
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of period	$143,109,910	$309,067,638	$452,177,548
Additions in the period	126,133	-	126,133
Balance, end of period	$143,236,043	309,067,638	452,303,681

Exploration
Balance, beginning of period	$243,190,077	$1,422,446	$244,612,523
Costs incurred in the period
Project	6,582,474	-	6,582,474
Feasibility	2,311,928	105,912	2,417,840
Road infrastructure	961,831	-	961,831
Salaries, benefits & other	1,266,130	-	1,266,130
Recoveries	(4,123,240)	-	(4,123,240)
Balance, end of period	$250,189,200	1,528,358	251,717,558
Balance, March 31, 2014	$393,425,243	310,595,996	704,021,239

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

3.	MINERAL INTERESTS (Cont’d)

	Year ended December 31, 2013
	Brucejack	Snowfield	Total
Acquisition
Balance, beginning of year	$142,949,319	$309,067,638	$452,016,957
Additions in the year	160,591	-	160,591
Balance, end of year	$143,109,910	$309,067,638	$452,177,548

Exploration
Balance, beginning of year	$143,602,828	$539,057	$144,141,885
Costs incurred in the year
Project	72,550,481	-	72,550,481
Feasibility	9,997,091	883,389	10,880,480
Road infrastructure	12,122,368	-	12,122,368
Salaries, benefits & other	12,720,617	-	12,720,617
Recoveries	(7,803,308)	-	(7,803,308)
Balance, end of year	$243,190,077	$1,422,446	$244,612,523
Balance, December 31, 2012	$386,299,987	$310,490,084	$696,790,071

Snowfield and Brucejack Projects

In relation to the Brucejack Project, the Company has $1,231,000 of restricted cash which includes $889,000 in the form of Guaranteed Investment Certificates as security deposits with various government agencies in relation to close down and restoration provisions for the Projects.

The Brucejack Project is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

4.	CAPITAL AND RESERVES

Authorized Share Capital

In the first quarter of 2014, the Company closed a private placement of 568,182 Investment Tax Credit flow-through common shares at a price of $8.80 per flow-through share and 2,857,145 Canadian Exploration Expense flow-through common shares at a price of $8.05 per flow-through share for aggregate proceeds of $28 million.  The Company bifurcated the gross proceeds between share capital of $26,306,513 (before share issue costs of $1,816,330) and flow-through share premium of $1,693,507.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

4.	CAPITAL AND RESERVES (Cont’d)

Share Option Plan

The following table summarizes the changes in stock options for the three months ended March 31:

	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1	9,841,950	$8.63	8,541,950	$9.13
Granted	360,000	7.26	35,000	7.56
Exercised	-	-	(15,000)	(13.70)
Outstanding, March 31	10,201,950	$8.58	8,561,950	$9.11

The following table summarizes information about stock options outstanding and exercisable at March 31, 2014:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price
$5.85 – $7.99	6,035,000	$1.58	4,672,500	$6.06
$8.00 - $9.99	528,750	0.14	483,750	9.46
$10.00 - $11.99	2,023,200	0.49	2,023,200	11.53
$12.00 - $13.99	1,395,000	0.50	1,073,750	13.68
$14.00 - $15.99	95,000	0.03	95,000	14.70
$16.00 - $17.99	125,000	0.04	125,000	16.48
Outstanding, March 31	10,201,950	$2.78	8,473,200	$8.78

The total stock option expense for the three month period ended March 31, 2014 is $1,790,430 of which $855,734 has been expensed in the statement of loss and $934,696 has been capitalized to mineral interests.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the three month periods ended March 31, 2014 and March 31, 2013 using the Black-Scholes option pricing model:

	Three months ended March 31
	2014	2013
Risk-free interest rate	1.34%	1.25%
Expected volatility	54.92%	65.34%
Expected life	5 years	5 years
Expected dividend yield	Nil	Nil

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

5.	RELATED PARTIES

Transactions with directors and key management personnel

	Three months ended March 31
	2014	2013
Salaries and management fees	$364,833	$300,250
Share based compensation	1,297,838	1,534,323
Total management compensation	$1,662,671	$1,834,573

Subsidiaries

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Pretium Exploration Inc.	British Columbia, Canada	100%	Holds interest in the Brucejack and Snowfield Projects
0890696 BC Ltd.	British Columbia, Canada	100%	Holds real estate in Stewart, BC

6.	CONTINGENCIES

a)	Canadian Class Actions

On October 29, 2013, David Wong, a shareholder of the company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”).

A similar proposed class action was filed by Roksana Tahzibi, a shareholder of the Company, on November 1, 2013 (the “Tahzibi Action”).  The defendants in the Tahzibi Action are the Company, Mr. Quartermain, Joseph Ovsenek (an officer and director of the Company), Kenneth McNaughton (an officer of the Company), Ian Chang (an officer of the Company) and Snowden Mining Industry Consultants Ltd.

The Wong Action and Tahzibi Action (together, the “Ontario Actions”) were filed in the Ontario Superior Court of Justice.

The plaintiffs in the Ontario Actions seek certification of a class action on behalf of a class of persons, wherever they reside, who acquired the Company’s securities commencing on November 22, 2012 (in the case of the Wong Action) or November 20, 2012 (in the case of the Tahzibi Action) and ending on October 22, 2013.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited – Expressed in Canadian Dollars)

6.	CONTINGENCIES (Cont’d)

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack.  The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program.  According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.  The Tahzibi Action also includes a claim for unjust enrichment as against Mr. McNaughton.

The Wong Action claims $60 million in general damages.  The Tahzibi Action claims $250 million in general damages. The plaintiffs in the Ontario Actions have asked for the appointment of a case management judge.  There have been no further steps in the Ontario Actions.

The Company believes that the allegations made against it in Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions.

b)	United States Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Company’s Brucejack Project.  All five actions were filed in the United States District Court for the Southern District of New York.

On January 22, 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG).  The Court has appointed as lead plaintiff in the consolidated action a group of shareholders designated as the “Pretium Investor Group,”  which consists of three individuals (Gary Martin, Merton K.W. Chang and Sandra Lee Reyes-Troyer) suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s securities between January 19, 2011 and October 21, 2013

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings.